SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                               SCHEDULE 13D
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No. 3)*

                               Cache, Inc.
                             (Name of Issuer)

                   Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                               127150-30-8
                              (CUSIP Number)

       Jane Saul Berkey, c/o Cache, Inc., 1460 Broadway, New York, N.Y. 10036
                         Telephone (212) 840-4242
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                            December 27, 2000
           (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parites to whom copies are to be sent.


                      (Continued on following pages)

                           (Page 1 of 4 Pages)

______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Jane Berkey
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  //
                                                                    (b)  /x/
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  OO

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 744,046

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 0

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 744,046

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 744,046

______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 8.2%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

______________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                            PAGE 2 OF 4 PAGES




          This statement constitutes Amendment No. 3 to the Schedule 13D dated February 26, 1996, as amended on June 6, 1997 and August 25, 1997 (as so amended, the "Schedule 13D"), and is filed by Jane Berkey, with respect to the common stock, $.01 par value per share (the "Common Stock") of Cache, Inc. (the "Company"), a Florida corporation.
Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

          Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

  1.  Item 3 of the Schedule 13D is amended and restated as follows:

          Of the 744,046 shares of Common Stock beneficially owned by Jane Berkey, the source and amount of funds for the acquisition of such shares are as follows:

          (i) 200,415 shares were acquired through the purchase of such shares using personal funds;

         (ii) 184,332 shares were acquired in exchange for the delivery of a promissory note having a principal amount of $1 million and bearing interest at an annual rate of five percent (5%) to Joseph E. Saul, who is Jane Berkey's father and a director of Cache (See Item 5 for disclaimer of group membership). The promissory note is attached as Exhibit 1 to this Schedule 13D.

         (iii) 44,299 shares were acquired directly as a gift, and 61,000 shares were acquired by Jane Berkey by using a cash gift, in each case, received by Jane Berkey from her parents, Joseph Saul and Norma Saul.

          (iv) 4,000 shares were acquired on March 7, 1996 for $13,202.50. The funds for the purchase were obtained through an unsecured loan from Joseph Saul.

           (v) 250,000 shares were acquired directly as a gift from her father Joseph Saul.



                               PAGE 3 OF 4 PAGES





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001

                              /s/ Jane Berkey
                              Jane Berkey

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